

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

<u>Via E-mail</u>
Amy E. Essex
Chief Financial Officer
First Federal of Northern Michigan Bancorp, Inc.
100 S. Second Avenue
Alpena, Michigan 49707

Re: **First Federal of Northern Michigan Bancorp, Inc.**
                Form 10-K for Fiscal Year Ended
                December 31, 2010
                Filed March 28, 2011
                Forms 10-Q for Fiscal Quarter Ended
                March 31, 2011
                Filed May 12, 2011
                File No. 000-31957

Dear Ms. Essex:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ John P. Nolan

                                         John P. Nolan
                                         Senior Assistant Chief Accountant